Exhibit 99.12

CONSENT OF GLENN R. CLARK & ASSOCIATES LIMITED

We hereby consent to the use of our name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Gammon Gold Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

  Information relating to the mineral reserve and mineral resource calculations for the El Cubo property;

  The technical report dated May 31, 2006 entitled "El Cubo Gold Silver Mine, Guanajuato, Mexico," (the "Guanajuato Report"); and

  The annual information form of the Company dated March 25, 2009, which includes reference to my name in connection with information relating to the Guanajuato Report, and the properties described therein.

Date: March 25, 2009	GLENN R. CLARK & ASSOCIATES LIMITED

By: /s/ Glenn R. Clark,

Glenn R. Clark, P. Eng.
President, Glenn R. Clark & Associates